SECURITIES AND EXCHANGE COMMISSION
                         Washington, D.C. 20549
                         ______________________

                              SCHEDULE 13D

                  Under the Securities Exchange Act of 1934
                           (Amendment No. 3) *

                             Osteotech, Inc.
                            (Name of Issuer)

                       Common Stock, Par Value $.01
                      (Title of Class of Securities)

                              688582105
                             (CUSIP Number)

                            Arthur Goetchius
       300 Park Avenue, 21st Fl., New York, NY 10022 (212) 755-9000
               (Name, address and telephone number of person
               authorized to receive notices and communications)

                              December 19, 1996
          (Date of event which requires filing of this statement)

          If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule
13d-1(b)(3) or (4), check the following box  [ ].

          Check the following box if a fee is being paid with the statement [ ]. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

          NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

     The information required in the remainder of this cover page shall not be deemed to be "filed" for purposes of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


                       PAGE 1 OF 17 PAGES

13D
CUSIP No. 688582105
____________________________________________________________________________
     (1)  NAME OF REPORTING PERSON
          S.S. OR I.R.S. IDENTIFICATION NO.
          OF ABOVE PERSON
                          EGS Associates, L.P.
_____________________________________________________________________________
     (2)  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP **
                                                                    (a)  [ ]
                                                                    (b)  [X]
_____________________________________________________________________________
     (3)  SEC USE ONLY

_____________________________________________________________________________
     (4)  SOURCE OF FUNDS **
                          WC
____________________________________________________________
     (5)  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
          REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)                        [ ]
_____________________________________________________________________________
     (6)  CITIZENSHIP OR PLACE OF ORGANIZATION
                          Delaware
_____________________________________________________________________________

NUMBER OF      (7)  SOLE VOTING POWER
                                     -0-
SHARES         ______________________________________________________________

BENEFICIALLY   (8)  SHARED VOTING POWER
                                    54,292
OWNED BY       ___________________________________________________________

EACH           (9)  SOLE DISPOSITIVE POWER
                                     -0-
REPORTING      ______________________________________________________________

PERSON WITH    (10) SHARED DISPOSITIVE POWER
                                    54,292
_____________________________________________________________________________
      (11)  AGGREGATE AMOUNT BENEFICIALLY OWNED
            BY EACH REPORTING PERSON
                                    54,292
_____________________________________________________________________________
      (12)  CHECK BOX IF THE AGGREGATE AMOUNT
            IN ROW (11) EXCLUDES CERTAIN SHARES **                       [ ]
_____________________________________________________________________________
      (13)  PERCENT OF CLASS REPRESENTED
            BY AMOUNT IN ROW (11)
                                    .69%
_____________________________________________________________________________
       (14)  TYPE OF REPORTING PERSON **
                                                PN
_____________________________________________________________________________
** SEE INSTRUCTIONS BEFORE FILLING OUT!


                       PAGE 2 OF 17 PAGES

13D
CUSIP No. 688582105
_____________________________________________________________________________
     (1)  NAME OF REPORTING PERSON
          S.S. OR I.R.S. IDENTIFICATION NO.
          OF ABOVE PERSON
                                    EGS Partners, L.L.C.
_____________________________________________________________________________
     (2)  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP **
                                                                    (a)  [ ]
                                                                    (b)  [X]
_____________________________________________________________________________
     (3)  SEC USE ONLY

_____________________________________________________________________________
     (4)  SOURCE OF FUNDS **
                              OO
____________________________________________________________
     (5)  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
          REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)                        [ ]
_____________________________________________________________________________
     (6)  CITIZENSHIP OR PLACE OF ORGANIZATION
                                                      Delaware
_____________________________________________________________________________

NUMBER OF      (7)  SOLE VOTING POWER

                                                  -0-
SHARES         ______________________________________________________________

BENEFICIALLY   (8)  SHARED VOTING POWER

                                                162,279
OWNED BY       ___________________________________________________________

EACH           (9)  SOLE DISPOSITIVE POWER

                                                  -0-
REPORTING      ______________________________________________________________

PERSON WITH    (10) SHARED DISPOSITIVE POWER

                                                 164,397
_____________________________________________________________________________
      (11)  AGGREGATE AMOUNT BENEFICIALLY OWNED
            BY EACH REPORTING PERSON

                                                 164,397
_____________________________________________________________________________
      (12)  CHECK BOX IF THE AGGREGATE AMOUNT
            IN ROW (11) EXCLUDES CERTAIN SHARES **                       [ ]
_____________________________________________________________________________
      (13)  PERCENT OF CLASS REPRESENTED
            BY AMOUNT IN ROW (11)

                                                   2.10%
_____________________________________________________________________________
      (14)  TYPE OF REPORTING PERSON **

      IA
_____________________________________________________________________________
      ** SEE INSTRUCTIONS BEFORE FILLING OUT!


                       PAGE 3 OF 17 PAGES

13D
CUSIP No. 688582105
_____________________________________________________________________________
     (1)  NAME OF REPORTING PERSON
          S.S. OR I.R.S. IDENTIFICATION NO.
          OF ABOVE PERSON
                                               Bev Partners, L.P.
_____________________________________________________________________________
     (2)  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP **
                                                                    (a)  [ ]
                                                                    (b)  [X]
_____________________________________________________________________________
     (3)  SEC USE ONLY

_____________________________________________________________________________
     (4)  SOURCE OF FUNDS **
                              WC
____________________________________________________________
     (5)  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
          REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)                        [ ]
_____________________________________________________________________________
     (6)  CITIZENSHIP OR PLACE OF ORGANIZATION
                                                   Delaware
_____________________________________________________________________________

NUMBER OF      (7)  SOLE VOTING POWER

                                                       -0-
SHARES         ______________________________________________________________

BENEFICIALLY   (8)  SHARED VOTING POWER

                                                      32,167
OWNED BY       ___________________________________________________________

EACH           (9)  SOLE DISPOSITIVE POWER

                                                       -0-
REPORTING      ______________________________________________________________

PERSON WITH    (10) SHARED DISPOSITIVE POWER

                                                      32,167
_____________________________________________________________________________
      (11)  AGGREGATE AMOUNT BENEFICIALLY OWNED
            BY EACH REPORTING PERSON

                                                     32,167
_____________________________________________________________________________
      (12)  CHECK BOX IF THE AGGREGATE AMOUNT
            IN ROW (11) EXCLUDES CERTAIN SHARES **                       [ ]
_____________________________________________________________________________
      (13)  PERCENT OF CLASS REPRESENTED
            BY AMOUNT IN ROW (11)

                                                     .41%
_____________________________________________________________________________
       (14)  TYPE OF REPORTING PERSON **
                                                PN
_____________________________________________________________________________
      ** SEE INSTRUCTIONS BEFORE FILLING OUT!


                       PAGE 4 OF 17 PAGES

13D
CUSIP No. 688582105
____________________________________________________________________________
     (1)  NAME OF REPORTING PERSON
          S.S. OR I.R.S. IDENTIFICATION NO.
          OF ABOVE PERSON
                        The Pharmaceutical/Medical Technology Fund, L.P.
_____________________________________________________________________________
     (2)  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP **
                                                                    (a)  [ ]
                                                                    (b)  [X]
_____________________________________________________________________________
     (3)  SEC USE ONLY

_____________________________________________________________________________
     (4)  SOURCE OF FUNDS **
                              WC
____________________________________________________________
     (5)  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
          REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)                        [ ]
_____________________________________________________________________________
     (6)  CITIZENSHIP OR PLACE OF ORGANIZATION
                                                      Delaware
_____________________________________________________________________________

NUMBER OF      (7)  SOLE VOTING POWER
                                                 -0-
SHARES         ______________________________________________________________

BENEFICIALLY   (8)  SHARED VOTING POWER
                                               115,353
OWNED BY       ___________________________________________________________

EACH           (9)  SOLE DISPOSITIVE POWER

                                                -0-
REPORTING      ______________________________________________________________

PERSON WITH    (10) SHARED DISPOSITIVE POWER
                                               115,353
_____________________________________________________________________________
      (11)  AGGREGATE AMOUNT BENEFICIALLY OWNED
            BY EACH REPORTING PERSON
                                              115,353
_____________________________________________________________________________
      (12)  CHECK BOX IF THE AGGREGATE AMOUNT
            IN ROW (11) EXCLUDES CERTAIN SHARES **                       [ ]
_____________________________________________________________________________
      (13)  PERCENT OF CLASS REPRESENTED
            BY AMOUNT IN ROW (11)            1.48%
_____________________________________________________________________________
       (14)  TYPE OF REPORTING PERSON **
                                                PN
_____________________________________________________________________________
      ** SEE INSTRUCTIONS BEFORE FILLING OUT!

                       PAGE 5 OF 17 PAGES

13D
CUSIP No. 688582105
____________________________________________________________________________
     (1)  NAME OF REPORTING PERSON
          S.S. OR I.R.S. IDENTIFICATION NO.
          OF ABOVE PERSON
                                    Jonas Partners, L.P.
_____________________________________________________________________________
     (2)  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP **
                                                                    (a)  [ ]
                                                                    (b)  [X]
_____________________________________________________________________________
     (3)  SEC USE ONLY

_____________________________________________________________________________
     (4)  SOURCE OF FUNDS **
                              WC
____________________________________________________________
     (5)  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
          REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)                        [ ]
_____________________________________________________________________________
     (6)  CITIZENSHIP OR PLACE OF ORGANIZATION
                                              Delaware
_____________________________________________________________________________

NUMBER OF      (7)  SOLE VOTING POWER             -0-

SHARES         ______________________________________________________________

BENEFICIALLY   (8)  SHARED VOTING POWER            14,980

OWNED BY       ___________________________________________________________

EACH           (9)  SOLE DISPOSITIVE POWER              -0-

REPORTING      ______________________________________________________________

PERSON WITH    (10) SHARED DISPOSITIVE POWER           14,980

_____________________________________________________________________________
      (11)  AGGREGATE AMOUNT BENEFICIALLY OWNED
            BY EACH REPORTING PERSON                   14,980
_____________________________________________________________________________
      (12)  CHECK BOX IF THE AGGREGATE AMOUNT
            IN ROW (11) EXCLUDES CERTAIN SHARES **                       [ ]
_____________________________________________________________________________
      (13)  PERCENT OF CLASS REPRESENTED
            BY AMOUNT IN ROW (11)                       .19%
_____________________________________________________________________________
       (14)  TYPE OF REPORTING PERSON **
                                                PN
_____________________________________________________________________________
      ** SEE INSTRUCTIONS BEFORE FILLING OUT!

                       PAGE 6 OF 17 PAGES

13D
CUSIP No. 688582105
____________________________________________________________________________
     (1)  NAME OF REPORTING PERSON
          S.S. OR I.R.S. IDENTIFICATION NO.
         OF ABOVE PERSON
                                            FK Investments, L.P.
_____________________________________________________________________________
     (2)  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP **
                                                                    (a)  [ ]
                                                                    (b)  [X]
_____________________________________________________________________________
     (3)  SEC USE ONLY

_____________________________________________________________________________
     (4)  SOURCE OF FUNDS **
                              WC
____________________________________________________________
     (5)  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
          REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)                        [ ]
_____________________________________________________________________________
     (6)  CITIZENSHIP OR PLACE OF ORGANIZATION
                                                            Delaware
_____________________________________________________________________________

NUMBER OF      (7)  SOLE VOTING POWER             -0-

SHARES         ______________________________________________________________

BENEFICIALLY   (8)  SHARED VOTING POWER            -0-

OWNED BY       ___________________________________________________________

EACH           (9)  SOLE DISPOSITIVE POWER         -0-

REPORTING      ______________________________________________________________

PERSON WITH    (10) SHARED DISPOSITIVE POWER       -0-

_____________________________________________________________________________
      (11)  AGGREGATE AMOUNT BENEFICIALLY OWNED
            BY EACH REPORTING PERSON               -0-
_____________________________________________________________________________
      (12)  CHECK BOX IF THE AGGREGATE AMOUNT
            IN ROW (11) EXCLUDES CERTAIN SHARES **                       [ ]
_____________________________________________________________________________
      (13)  PERCENT OF CLASS REPRESENTED
            BY AMOUNT IN ROW (11)                  -0-
_____________________________________________________________________________
      (14)  TYPE OF REPORTING PERSON **
                                                PN
_____________________________________________________________________________
      ** SEE INSTRUCTIONS BEFORE FILLING OUT!

                        PAGE 7 OF 17 PAGES

      13D
CUSIP No. 688582105
_____________________________________________________________________________
     (1)  NAME OF REPORTING PERSON
          S.S. OR I.R.S. IDENTIFICATION NO.
          OF ABOVE PERSON
                                           William Ehrman
_____________________________________________________________________________
     (2)  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP **
                                                                    (a)  [ ]
                                                                    (b)  [X]
_____________________________________________________________________________
     (3)  SEC USE ONLY

_____________________________________________________________________________
     (4)  SOURCE OF FUNDS **
                        AF    OO
____________________________________________________________
     (5)  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
          REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)                        [ ]
_____________________________________________________________________________
     (6)  CITIZENSHIP OR PLACE OF ORGANIZATION
                                                      United States
_____________________________________________________________________________

NUMBER OF      (7)  SOLE VOTING POWER         -0-

SHARES         ______________________________________________________________

BENEFICIALLY   (8)  SHARED VOTING POWER      379,071

OWNED BY       ___________________________________________________________

EACH           (9)  SOLE DISPOSITIVE POWER       -0-

REPORTING      ______________________________________________________________

PERSON WITH    (10) SHARED DISPOSITIVE POWER       381,189

_____________________________________________________________________________
      (11)  AGGREGATE AMOUNT BENEFICIALLY OWNED
            BY EACH REPORTING PERSON              -0-

_____________________________________________________________________________
      (12)  CHECK BOX IF THE AGGREGATE AMOUNT
            IN ROW (11) EXCLUDES CERTAIN SHARES **                       [ ]
_____________________________________________________________________________
      (13)  PERCENT OF CLASS REPRESENTED
            BY AMOUNT IN ROW (11)                    4.88%
_____________________________________________________________________________
       (14)  TYPE OF REPORTING PERSON **
                                                IN
_____________________________________________________________________________
      ** SEE INSTRUCTIONS BEFORE FILLING OUT!

                       PAGE 8 OF 17 PAGES

13D
CUSIP No. 688582105
_____________________________________________________________________________
     (1)  NAME OF REPORTING PERSON
          S.S. OR I.R.S. IDENTIFICATION NO.
          OF ABOVE PERSON
                                       Frederic Greenberg
_____________________________________________________________________________
     (2)  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP **
                                                                    (a)  [ ]
                                                                    (b)  [X]
_____________________________________________________________________________
     (3)  SEC USE ONLY

_____________________________________________________________________________
     (4)  SOURCE OF FUNDS **
                              AF    PF    OO
____________________________________________________________
     (5)  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
          REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)                        [ ]
_____________________________________________________________________________
     (6)  CITIZENSHIP OR PLACE OF ORGANIZATION
                                           United States
_____________________________________________________________________________

NUMBER OF      (7)  SOLE VOTING POWER
                ______________________________________________________________
BENEFICIALLY   (8)  SHARED VOTING POWER            379,071

OWNED BY       ___________________________________________________________

EACH           (9)  SOLE DISPOSITIVE POWER         -0-

REPORTING      ______________________________________________________________

PERSON WITH    (10) SHARED DISPOSITIVE POWER       386,189

_____________________________________________________________________________
      (11)  AGGREGATE AMOUNT BENEFICIALLY OWNED
            BY EACH REPORTING PERSON             386,189
_____________________________________________________________________________
      (12)  CHECK BOX IF THE AGGREGATE AMOUNT
            IN ROW (11) EXCLUDES CERTAIN SHARES **                       [ ]
_____________________________________________________________________________
      (13)  PERCENT OF CLASS REPRESENTED
            BY AMOUNT IN ROW (11)                    4.94%
_____________________________________________________________________________
       (14)  TYPE OF REPORTING PERSON **
                                                IN
_____________________________________________________________________________
      ** SEE INSTRUCTIONS BEFORE FILLING OUT!

                       PAGE 9 OF 17 PAGES

13D
CUSIP No. 688582105
_____________________________________________________________________________
     (1)  NAME OF REPORTING PERSON
          S.S. OR I.R.S. IDENTIFICATION NO.
          OF ABOVE PERSON
                                         Frederick Ketcher
_____________________________________________________________________________
     (2)  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP **
                                                                    (a)  [ ]
                                                                    (b)  [X]
_____________________________________________________________________________
     (3)  SEC USE ONLY

_____________________________________________________________________________
     (4)  SOURCE OF FUNDS **
                              AF    PF    OO
____________________________________________________________
     (5)  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
          REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)                        [ ]
_____________________________________________________________________________
     (6)  CITIZENSHIP OR PLACE OF ORGANIZATION
                                                 United States
_____________________________________________________________________________

NUMBER OF      (7)  SOLE VOTING POWER             5,000

SHARES         ______________________________________________________________

BENEFICIALLY   (8)  SHARED VOTING POWER            379,071

OWNED BY       ___________________________________________________________

EACH           (9)  SOLE DISPOSITIVE POWER       5,000

REPORTING      ______________________________________________________________

PERSON WITH    (10) SHARED DISPOSITIVE POWER    381,189

_____________________________________________________________________________
      (11)  AGGREGATE AMOUNT BENEFICIALLY OWNED
            BY EACH REPORTING PERSON            386,189
_____________________________________________________________________________
      (12)  CHECK BOX IF THE AGGREGATE AMOUNT
            IN ROW (11) EXCLUDES CERTAIN SHARES **                       [ ]
_____________________________________________________________________________
      (13)  PERCENT OF CLASS REPRESENTED
            BY AMOUNT IN ROW (11)                      4.94%
_____________________________________________________________________________
       (14)  TYPE OF REPORTING PERSON **
                                                IN
_____________________________________________________________________________
      ** SEE INSTRUCTIONS BEFORE FILLING OUT!

                       PAGE 10 OF 17 PAGES

13D
CUSIP No. 688582105
_____________________________________________________________________________
     (1)  NAME OF REPORTING PERSON
          S.S. OR I.R.S. IDENTIFICATION NO.
          OF ABOVE PERSON
                                           Jonas Gerstl
_____________________________________________________________________________
     (2)  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP **
                                                                    (a)  [ ]
                                                                    (b)  [X]
_____________________________________________________________________________
     (3)  SEC USE ONLY

_____________________________________________________________________________
     (4)  SOURCE OF FUNDS **
                              AF    OO
____________________________________________________________
     (5)  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
          REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)                        [ ]
_____________________________________________________________________________
     (6)  CITIZENSHIP OR PLACE OF ORGANIZATION
                                               United States
_____________________________________________________________________________

NUMBER OF      (7)  SOLE VOTING POWER             -0-

SHARES         ______________________________________________________________

BENEFICIALLY   (8)  SHARED VOTING POWER      379,071

OWNED BY       ___________________________________________________________

EACH           (9)  SOLE DISPOSITIVE POWER             -0-

REPORTING      ______________________________________________________________

PERSON WITH    (10) SHARED DISPOSITIVE POWER       381,189

_____________________________________________________________________________
      (11)  AGGREGATE AMOUNT BENEFICIALLY OWNED
            BY EACH REPORTING PERSON               381,189
_____________________________________________________________________________
      (12)  CHECK BOX IF THE AGGREGATE AMOUNT
            IN ROW (11) EXCLUDES CERTAIN SHARES **                       [ ]
_____________________________________________________________________________
      (13)  PERCENT OF CLASS REPRESENTED
            BY AMOUNT IN ROW (11)                 4.88%
_____________________________________________________________________________
       (14)  TYPE OF REPORTING PERSON **
                                                IN
_____________________________________________________________________________
      ** SEE INSTRUCTIONS BEFORE FILLING OUT!

                       PAGE 11 OF 17 PAGES

13D
CUSIP No. 688582105
_____________________________________________________________________________
     (1)  NAME OF REPORTING PERSON
          S.S. OR I.R.S. IDENTIFICATION NO.
          OF ABOVE PERSON
                                            James McLaren
_____________________________________________________________________________
     (2)  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP **
                                                                    (a)  [ ]
                                                                    (b)  [X]
_____________________________________________________________________________
     (3)  SEC USE ONLY

_____________________________________________________________________________
     (4)  SOURCE OF FUNDS **
                              AF    OO
____________________________________________________________
     (5)  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
          REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)                        [ ]
_____________________________________________________________________________
     (6)  CITIZENSHIP OR PLACE OF ORGANIZATION
                                         United States
_____________________________________________________________________________

NUMBER OF      (7)  SOLE VOTING POWER             -0-

SHARES         ______________________________________________________________

BENEFICIALLY   (8)  SHARED VOTING POWER      379,071

OWNED BY       ___________________________________________________________

EACH           (9)  SOLE DISPOSITIVE POWER             -0-

REPORTING      ______________________________________________________________

PERSON WITH    (10) SHARED DISPOSITIVE POWER       381,189

_____________________________________________________________________________
      (11)  AGGREGATE AMOUNT BENEFICIALLY OWNED
            BY EACH REPORTING PERSON               381,189
_____________________________________________________________________________
      (12)  CHECK BOX IF THE AGGREGATE AMOUNT
            IN ROW (11) EXCLUDES CERTAIN SHARES **                       [ ]
_____________________________________________________________________________
      (13)  PERCENT OF CLASS REPRESENTED
            BY AMOUNT IN ROW (11)                  4.88%
_____________________________________________________________________________
       (14)  TYPE OF REPORTING PERSON **
                                                IN
_____________________________________________________________________________
      ** SEE INSTRUCTIONS BEFORE FILLING OUT!

                       PAGE 12 OF 17 PAGES

     The initial Schedule 13D (the "Schedule 13D"), of (i) EGS Associates, L.P., a Delaware limited partnership ("EGS Associates"), (ii) EGS Partners, L.L.C., a Delaware limited liability company and a registered investment adviser ("EGS Partners"), (iii) Bev Partners, L.P., a Delaware limited partnership ("Bev Partners"), (iv) Pharmaceutical/Medical Technology Fund, L.P., a Delaware limited partnership ("Pharm Fund"), (v) Jonas Partners, L.P., a Delaware limited partnership ("Jonas Partners"), (vi) FK Investments, L.P. (formerly FK Trading Partners, L.P.), a Delaware limited partnership ("FK Investments"), (vii) William Ehrman, (viii) Frederic Greenberg,
(ix) Frederick Ketcher, (x) Jonas Gerstl, and (xi) James McLaren, relating to the common stock, par value $.01 per share (the "Common Stock"), issued by Osteotech, Inc. (the "Company"), is hereby amended by this Amendment No. 3 as follows:

Item 3 is hereby amended and restated in its entirety as follows:

ITEM 3.   SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

     The net investment cost (including commissions, if any) of the shares of Common Stock beneficially owned by EGS Associates, EGS Partners (exclusive of shares beneficially owned by EGS Overseas), Bev Partners, Pharm Fund, and Jonas Partners is
approximately   $301,004,  $923,812,  $178,653,   $649,092,   and
$82,989, respectively.
     The net investment cost (excluding commissions, if any) of the shares of Common Stock owned directly by a member of Mr. Greenberg's immediate family is approximately $25,000.
     The net investment cost (excluding commissions, if any) of the shares of Common Stock owned directly by Mr. Ketcher is approximately $27,175.
     Messrs. Ehrman, Gerstl and McLaren currently own no shares of Common Stock.
     The shares of Common Stock purchased by each of EGS
Associates, EGS Overseas,
Bev Partners, Pharm Fund, Jonas Partners and FK Investments were purchased with the investment capital of the respective entities and the shares of Common Stock purchased by EGS Partners were purchased with investment capital of each discretionary account under management of EGS Partners. The shares of Common Stock purchased by Messrs. Greenberg and Ketcher were purchased with personal funds.
     The shares of Common Stock beneficially owned by EGS Associates, EGS Partners (excluding EGS Overseas), EGS Overseas, Bev Partners, Pharm Fund, Jonas Partners, and FK Investments are held in their respective commingled margin accounts, or in the case of EGS Partners, in margin and non-margin accounts held by each discretionary account under its management. Such margin accounts are maintained at Bear Stearns & Co. Inc., and may from time to time have debit balances. Since other securities are held in such margin accounts, it is not possible to determine the amounts, if any, of margin used with respect to the shares of Common Stock purchased. Non-margin accounts are maintained at Bankers Trust Company. The shares owned by Mr. Greenberg are held in an account maintained at Goldman, Sachs & Co. or are beneficially owned by a member of his immediate family. The shares owned by Mr. Ketcher are held in his various accounts maintained at Bear Stearns & Co. Inc. Currently, the interest rate charged on such various margin accounts is approximately 6.125% per annum.

Item 5 is hereby amended and restated in its entirety as follows:

ITEM 5.   INTEREST IN SECURITIES OF THE ISSUER.

          (a) The approximate aggregate percentage of shares of Common Stock reported beneficially owned by each person herein is based on 7,812,011 shares outstanding, which is the total number of shares of Common Stock outstanding as of October 31, 1996, as reflected in the company's quarterly report on Form 10-Q filed with the Securities and Exchange Commission (the "Commission") for the fiscal quarter ended September 30, 1996 (which is the most recent Form 10-Q on file).

          As of the close of business on December 19, 1996:

          (i) EGS Associates owns beneficially 54,292 shares of Common Stock, constituting less than 1% of the shares outstanding.
          (ii) EGS Partners owns directly no shares of Common Stock. By reason of the provisions of Rule 13D-3 of the Securities Exchange Act of 1934, as amended (the "Act"), EGS Partners may be deemed to own beneficially 164,397 shares purchased for discretionary accounts managed by it, constituting approximately 2.10% of the shares outstanding.
          (iii) Bev Partners owns beneficially 32,167 shares of Common Stock, constituting less than 1% of the shares outstanding.

                         PAGE 13 OF 17 PAGES

          (iv) Pharm Fund owns 115,353 shares of Common Stock, constituting approximately 1.48% of the shares outstanding.
          (v) Jonas Partners owns 14,980 shares of Common Stock, constituting less than 1% of the shares outstanding.
          (vi) FK Investments owns no shares of Common Stock.
          (vii) Mr. Greenberg owns beneficially through ownership by a member of his immediate family, 5,000 shares of Common Stock, constituting less than 1% of the shares outstanding.
          (viii) Mr. Ketcher owns directly 5,000 shares of Common Stock, constituting less than 1% of the shares outstanding.
          (ix) Messrs. Ehrman, Gerstl and McLaren own directly no shares of Common Stock.
          By reason of the provisions of Rule 13D-3 of the Act, each of the General Partners may be deemed to own the 54,292 shares beneficially owned by EGS Associates, the 164,397 shares beneficially owned by EGS Partners, the 32,167 shares beneficially owned by Bev Partners, the 115,353 shares beneficially owned by Pharm Fund, and the 14,980 shares beneficially owned by Jonas Partners. When the shares beneficially owned by EGS Associates, EGS Partners, Bev Partners, Pharm Fund, Jonas Partners, and FK Investments are aggregated, they total 381,189 shares of Common Stock, constituting approximately 4.88% of the shares outstanding.
          (viii) In the aggregate, the Reporting Persons beneficially own a total of 391,189 shares of Common Stock, constituting approximately 5.01% of the shares outstanding.

          (b) (i) Each of EGS Associates, EGS Partners, Bev Partners, Jonas Partners, Pharm Fund and FK Investments has the power to vote on all of the shares of Common Stock, except for 300 shares held by one of the discretionary accounts, and to dispose of the shares of Common Stock beneficially owned by it, which power may be exercised by the General Partners. Each of the discretionary accounts is a party to an investment management agreement with EGS Partners pursuant to which EGS Partners has investment authority with respect to securities held in such account.
               (ii) Mr. Ketcher has the sole power to vote and dispose of the shares owned directly by him. Mr. Greenberg has no power to vote and shared power to dispose of the shares owned by a member of his immediate family.

          (c) The trading dates, number of shares of Common Stock purchased or sold and price per share for all transactions in the Common Stock from the 60th day prior to December 19, 1996 until December 19, 1996 by EGS Partners and Pharm Fund, are set forth in Schedules A and B, respectively, and were all effected in the over-the-counter market. During such period, EGS Associates, Bev Partners and Jonas Partners, as well as Messrs. Ehrman, Greenberg, Ketcher, Gerstl, and McLaren, did not enter into any transactions in the Common Stock.

          (d) No person other than each respective record owner of shares of Common Stock referred to herein is known to have the right to receive or the power to direct the receipt of dividends from or the proceeds of sale of such shares of Common Stock.


                         PAGE 14 OF 17 PAGES

                              SIGNATURES


     After reasonable inquiry and to the best of our knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

DATED:  December 24, 1996          /s/ William Ehrman
                                   William Ehrman, individually,
                                   as member of EGS PARTNERS,
                                   L.L.C., and as general partner
                                   of each of EGS ASSOCIATES,
                                   L.P., BEV PARTNERS, L.P., THE
                                   PHARMACEUTICAL/MEDICAL
                                   TECHNOLOGY FUND, L.P., JONAS
                                   PARTNERS, L.P., and FK
                                   INVESTMENTS, L.P.

                                   /s/ William Ehrman
                                   William Ehrman, as Attorney-In-
                                   Fact for Frederic Greenberg,
                                   individually, as  member of
                                   EGS PARTNERS, L.L.C., and as
                                   general partner of each of
                                   EGS ASSOCIATES, L.P., BEV
                                   PARTNERS, L.P., THE
                                   PHARMACEUTICAL/MEDICAL
                                   TECHNOLOGY FUND, L.P., JONAS
                                   PARTNERS, L.P. and FK
                                   INVESTMENTS, L.P.

                                   /s/ Frederick Ketcher
                                   Frederick Ketcher,
                                   individually, as member of EGS
                                   PARTNERS, L.L.C., and as
                                   general partner of each of
                                   EGS ASSOCIATES, L.P., BEV
                                   PARTNERS, L.P., THE
                                   PHARMACEUTICAL/MEDICAL
                                   TECHNOLOGY FUND, L.P., JONAS
                                   PARTNERS, L.P. and FK
                                   INVESTMENTS, L.P.

                                   /s/ Jonas Gerstl
                                   Jonas Gerstl, individually, as
                                   member of EGS PARTNERS,
                                   L.L.C., and as general partner
                                   of each of EGS ASSOCIATES,
                                   L.P., BEV PARTNERS, L.P.,  THE
                                   PHARMACEUTICAL/MEDICAL
                                   TECHNOLOGY FUND, L.P., JONAS
                                   PARTNERS, L.P. and FK
                                   INVESTMENTS, L.P.


                                   /s/ William Ehrman
                                   William Ehrman, as Attorney-In-
                                   Fact for James McLaren,
                                   individually, as member of EGS
                                   PARTNERS, L.L.C., and as
                                   general partner of each of EGS
                                   ASSOCIATES, L.P., BEV
                                   PARTNERS, L.P., THE
                                   PHARMACEUTICAL/MEDICAL
                                   TECHNOLOGY FUND, L.P., JONAS
                                   PARTNERS, L.P. and FK
                                   INVESTMENTS, L.P.

                         PAGE 15 OF 17 PAGES

                           Schedule A

                       EGS Partners, L.P.

                Transactions in the Common Stock


                                                      Price Per Share
  Date of                Number of                      (including
Transaction          Shares Purchased/(Sold)        Commissions, if any)


12/19/96                      780                         $6.37



                       PAGE 16 OF 17 PAGES

                           Schedule B

        The Pharmaceutical/Medical Technology Fund, L.P.

                Transactions in the Common Stock


                                                      Price Per Share
  Date of                Number of                      (including
Transaction          Shares Purchased/(Sold)        Commissions, if any)

11/15/96                     5,000                         $6.31
12/19/96                     2,220                         $6.37



                       PAGE 17 OF 17 PAGES